

December 22, 2022

Craig Abrahams
President and Chief Financial Officer
Playtika Holding Corp.
HaChoshlim St 8
Herzliya Pituach, Israel

> **Re: Playtika Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **Form 10-Q for the Quarter Ended September 30, 2022**
> **Filed November 8, 2022**
> **Response Letter Filed October 31, 2022**
> **File No. 001-39896**

Dear Craig Abrahams:

We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our October 26, 2022 letter.

Form 10-Q for the Quarter Ended September 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 29

1. We note your response to comment 1 and your revised presentation of Credit Adjusted EBITDA, Credit Adjusted EBITDA margin, and the related reconciliation on page 32. To the extent that Credit Adjusted EBITDA is a material covenant in your credit agreement, please consider revising Note 6 on page 13 and your discussion hereunder to include the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's

financial condition and liquidity. Refer to Q&A 102.09 of the C&DI on Non-GAAP Financial Measures.

2. Your presentation of Adjusted EBITDA and Adjusted EBITDA Margin, which reflects adjustments for normal, recurring cash operating expenses, is inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP financial measures [December 13, 2022]. Therefore, in future filings, please remove such presentation of these measures from your discussion of the results of operations. Any reference to Adjusted EBITDA in the financial statements in connection with your executive compensation plans, such as in Note 13. Appreciation and Retention Plans, should cite the related disclosures in the Proxy Statement. Please revise.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology